As filed with the Securities and Exchange Commission on November 17, 2010

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Korea Equity Fund, Inc.
(Name of Issuer)

Korea Equity Fund, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.10 Per Share
(Title of Class of Securities)

50063B104

(CUSIP Number of Class of Securities)

Neil Daniele
Secretary and Chief Compliance Officer
Korea Equity Fund, Inc.
Two World Financial Center, Building B
New York, New York 10281-1712
Telephone:  (800) 833-0018

 (Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of filing persons)

with a copy to:

John A. MacKinnon, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$27,301,991(a)	$1,946.63(b)
(a)        Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 2,212,479 shares of Common Stock of Korea Equity Fund, Inc. (20% of the total number of shares outstanding on November 12, 2010) by $12.34 (98% of the Net Asset Value per share of $12.59 as of the close of ordinary trading on the New York Stock Exchange on November 12, 2010).

(b) Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

ITEM 1:                      Summary Term Sheet

The information required by Item 1 is incorporated by reference to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 2.                      Subject Company Information

The name of the issuer is Korea Equity Fund, Inc. (the “Fund”), a closed-end investment company organized as a Maryland corporation.  The address of its principal executive offices is Two World Financial Center, Building B, 18th Floor, New York, New York 10281-1712, and the telephone number at its principal executive offices is (800) 833-0018.

    The title of the securities to which this Schedule TO relates is shares of common stock, par value $0.10 per share, of the Fund (the “Shares”). As of November 12, 2010, there were approximately 2,212,479 Shares issued and outstanding.

The Shares are traded on the New York Stock Exchange under the symbol “KEF”.  The information set forth in Section 6 “Net Asset value and Market Price Range of the Shares, Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.                      Identity and Background of Filing Person.

The filing person is the subject company. The information regarding the filing person required by this Item is set forth in Item 2 above.  The members of the board of directors of the Fund are Rodney A. Buck, David B. Chemidlin, Phillip Goldstein, E. Han Kim, Chor Weng Tan  and Shigeru Shinohara.  Mr. Shinohara is considered an interested person of the Fund (within the meaning of the Investment Company Act of 1940, as amended) because he is the President of the Fund.  The officers of the Fund are  Shigeru Shinohara (president), Kenneth L. Munt (vice president), Hiroyuki Nakano (vice president), Rita Chopra-Brathwaite  (treasurer) and  Neil A. Daniele (secretary and chief compliance officer).  The address for the directors and officers of the Fund is in care of the Fund at Two World Financial Center, Building B, New York, New York 10281.  Nomura Asset Management U.S.A. Inc., located at Two World Financial Center, Building B, New York, New York 10281, is the Fund’s manager, and Nomura Asset Management Co. Ltd., located at 1-12-1 Nihonbashi, Chuo-ku, Tokyo 103-8260, Japan, is the Fund’s investment adviser.

ITEM 4.                      Terms of the Transaction

The information required by Item 4 is incorporated by reference to the Summary Term Sheet, Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” “Section 4 “Acceptance for Payment and Payment,”  and Section 5 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 5.                      Past Contracts, Transactions, Negotiations and Agreements

The information required by Item 5 is incorporated by reference to Section 10 “Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 6.                      Purposes of Transaction and Plans or Proposals

The information required by Item 6 is incorporated by reference to Section 8 “Purpose of the Offer” in the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 7.                      Source and Amount of Funds or Other Consideration

The information required by Item 7 is incorporated by reference to Section 7 “Source and Amount of Funds; Effect of the Offer “ of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 8.                      Interest in Securities of the Subject Company

The information required by Item 8 is incorporated by reference to Section 10 “Interest of Directors and Officers, Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 9.                      Persons/Assets, Retained, Employed, Compensated or Used

The information required by Item 9 is incorporated by reference to Section 13 “Fees and Expenses” of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 10.                    Financial Statements.

The Fund’s financial statements for the fiscal years ended October 31, 2009 and 2008 have been audited by Ernst & Young LLP whose reports, along with the Fund’s financial statements, are included in the Fund’s 2009 and 2008 Annual Reports, respectively, which are incorporated herein by reference. The Fund’s unaudited financial statements for the six month period ended April 30, 2010 are included in the Fund’s 2010 Semi-Annual Report, which is incorporated herein by reference.

ITEM 11.                    Additional Information.

The information required by Item 11 is incorporated by reference to Section 7 “Source and Amount of Funds; Effect of the Offer,” Section 9 “Information Concerning the Fund,” Section 10 “Interest of Directors; Transactions and Arrangements Concerning the Shares,” and Section 11 “Legal Matters; Regulatory Approvals” in the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 12.                    Exhibits.

(a)(1)	(i)	Offer to Purchase
(ii)	Form of Letter of Transmittal
(iii)	Form of Notice of Guaranteed Delivery
(iv)	Form of Letter to Shareholders
(v)	Form of Letter to Clients
(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(vii)	Press Release issued on August 17, 2010*
(viii)	Press Release issued on November 17, 2010
(a)(2)–	(5)	Not Applicable
(a)(5)	(i)	Audited Financial Statements of the Fund for the fiscal year ended October 31, 2008.**
(ii)	Audited Financial Statements of the Fund for the fiscal year ended October 31, 2009.***
(iii)	Unaudited Financial Statements of the Fund for the six month period ended April 30, 2010.****
(iv)	Consent of Ernst & Young LLP
(b)	Not Applicable
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

*	Filed as an exhibit to Schedule TO on August 17, 2010.

**
Incorporated by reference to the Fund’s Annual Report for the fiscal year ended October 31, 2008 on Form N-CSR as filed with the Securities and Exchange Commission (the “SEC”) via the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) on January 8, 2009.

***	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended October 31, 2009 on form N-CSR as filed with the SEC via EDGAR on January 7, 2010.
****	Incorporated by reference to the Fund’s Semi-Annual Report for the six month period ended April 30, 2010 on Form N-CSR as filed with the SEC via Edgar on June 30, 2010.

 ITEM 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOREA EQUITY FUND, INC.

By:	/s/ Shigeru Shinohara
Name: Shigeru Shinohara
Title: President

November 17, 2010

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Form of Notice of Guaranteed Delivery
(a)(1)(iv)	Form of Letter to Shareholders
(a)(1)(v)	Form of Letter to Clients
(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(viii)	Press Release issued on November 17, 2010
(a)(5)(iv)	Consent of Ernst & Young LLP